SUB-ITEM 77Q1(E)

                             MEMORANDUM OF AGREEMENT

     This Memorandum of Agreement is entered into as of December 30, 2005 between AIM Core Allocation Portfolio Series (the "Trust"), on behalf of Series C and Series M (each a "Fund" and collectively, the "Funds"), and A I M Advisors, Inc. ("AIM"). AIM shall and hereby agrees to irrevocably waive fees and irrevocably pay expenses of each Fund, severally and not jointly, as described below.

     For and in consideration of the mutual terms and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trusts and AIM agree as follows:

     The Trusts and AIM agree that AIM will irrevocably waive fees and irrevocably pay all expenses excluding ((1) all brokers' commissions, issue and transfer taxes, foreign taxes, and other costs chargeable to the Trust or any Fund in connection with securities transactions to which the Trust or any Fund is a party or in connection with securities owned by the Trust or any Fund; (2) investment related expenses such as, the costs, including interest expense, of borrowing money; and (3) extraordinary litigation costs authorized by the Board of Trustees).

     Neither the Board of Trustees nor AIM may terminate or modify this Memorandum of Agreement without the approval of a majority of the applicable Fund's outstanding shares. AIM will not have any right to reimbursement of any amount so waived or paid.

     It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall only bind the assets and property of each Fund, as provided in the Trust's Agreement and Declaration of Trust. The execution and delivery of this Memorandum of Agreement have been authorized by the Trustees of the Trust, and this Memorandum of Agreement has been executed and delivered by an authorized officer of the Trust acting as such; neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the assets and property of the Funds, as provided in the Trust's Agreement and Declaration of Trust.


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     IN WITNESS WHEREOF, the Trust and AIM have entered into this Memorandum of
Agreement as of the date first above written.

                                        AIM CORE ALLOCATION PORTFOLIO SERIES
                                        on behalf of Series C and Series M


                                        By: /s/ Robert H. Graham
                                            ------------------------------------
                                        Title: President


                                        A I M Advisors, Inc.


                                        By: /s/ Mark H. Williamson
                                            ------------------------------------
                                        Title: President


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